UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

VIACELL, INC.

(Name of Subject Company)

VIACELL, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92554J105

(CUSIP Number of Common Stock)

Marc D. Beer

President and Chief Executive Officer

245 First Street, 15th Floor

Cambridge, Massachusetts 02142

(617) 914-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marc Rubenstein, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) initially filed by ViaCell, Inc., a Delaware corporation (“ViaCell” or the “Company”), with the Securities and Exchange Commission on October 12, 2007 relating to the tender offer commenced by PerkinElmer, Inc., a Delaware corporation (“PerkinElmer”), through its wholly owned subsidiary, Victor Acquisition Corporation, a Delaware corporation (“Purchaser”), on October 12, 2007 to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of ViaCell at a purchase price of $7.25 per Share in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 12, 2007, as amended October 25, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, and any amendments or supplements thereto, collectively constitute the “Offer”). Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

On the date hereof, ViaCell is filing Amendment No. 1 to the Schedule 14D-9 filed October 12, 2007 with the SEC for the purpose of filing a Memorandum from the Company to all Option Holders dated November 6, 2007 as an exhibit.

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

(a)(13) Memorandum from the Company to all Option Holders dated November 6, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIACELL, INC.

By:	/s/ John F. Thero
John F. Thero Senior Vice President, Finance and Chief Financial Officer

Dated: November 6, 2007

EXHIBIT INDEX

(a)(13) Memorandum from the Company to all Option Holders dated November 6, 2007.